InterOil Announces Spudding of the Triceratops-2 Appraisal Well in Papua New Guinea

PORT MORESBY, Papua New Guinea and HOUSTON, Jan. 17, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil") announced that drilling has commenced on the Triceratops-2 appraisal well in Petroleum Prospecting License 237 in Papua New Guinea. The plan is to drill the entire reservoir interval with a predicted total depth of the well of approximately 7,579 feet (2,310 meters). The well is expected to take in the order of 60 to 120 days to drill, log and test depending upon drilling conditions.

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The Triceratops-2 well will test a previously identified gas field which was logged and tested during drilling of the Bwata-1 well in 1959, and the Triceratops-1 well in 2005. The Bwata-1 well tested flow rates of up to 28 million cubic feet of natural gas per day defining a 512 feet (156 metre) gas column.

Recently InterOil has completed over 128 kilometres of seismic acquisition re-evaluating the Triceratops gas field. The seismic data defines a larger structural closure than previously recognized. In addition, seismic facies character and geometries analogous to the Antelope reefal build up have been observed.

The Triceratops-2 well, located approximately 2.1 miles (3.5 kms) west of the Bwata-1 discovery well and 2.9 miles (4.7 kms) SW from Triceratops-1, is predicted to penetrate the top of the carbonate reservoir approximately 1,500 feet higher than the gas water contact established in the Bwata-1 well.

The Triceratops-2 primary objectives are to 1) confirm the presence of gas and condensate 2) test for the presence of reefal carbonate reservoir and 3) in the event of success, complete the well as a future production well.

"We are pleased to resume our exploration drilling activities with the drilling and delineation of the Triceratops gas field. Our exploration team has identified significant potential in this field which is proximate to our planned Gulf LNG Project," said Mr. Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews Meg LaSalle
V. P. Capital Markets Investor Relations Coordinator
Wayne.Andrews@InterOil.com Meg.LaSalle@InterOil.com
The Woodlands, TX USA The Woodlands, TX USA
Phone: +1 281-292-1800 Phone: +1 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, strategies and plans, proposed drilling of the Triceratops-2 well, predicted total depth of the well, the time required to drill, log and test the well, the depth to the top of the reservoir, the potential for gas and gas condensate to be encountered by the well, completion of the Triceratops-2 well, and the characteristics of the targeted reservoir. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.